UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 7, 2018
____________________

INDUSTREA ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

____________________

Delaware	001-38166	82-1114958
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

28 West 44th Street, Suite 501
New York, NY 10036

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 871-1107

Not Applicable
(Former name or former address, if changed since last report)

___________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On September 7, 2018, Industrea Acquisition Corp. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Concrete Pumping Holdings Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Newco”), Concrete Pumping Intermediate Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Newco (“Concrete Parent”), Concrete Pumping Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Concrete Parent (“Concrete Merger Sub”), Industrea Acquisition Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Newco (“Industrea Merger Sub”), Concrete Pumping Holdings, Inc., a Delaware corporation (“CPH”), and PGP Investors, LLC, solely in its capacity as the initial Holder Representative thereunder (the “Holder Representative”), pursuant to which (a) Concrete Merger Sub will be merged with and into CPH, with CPH surviving the merger as a wholly owned indirect subsidiary of Newco (the “CPH Merger”), and (b) Industrea Merger Sub will be merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Newco (the “Industrea Merger”). The CPH Merger, the Industrea Merger and the other transactions contemplated in the Merger Agreement are referred to herein as the “Business Combination.”

Merger Consideration

Under the Merger Agreement and pursuant to the CPH Merger, Newco will acquire CPH for aggregate consideration of $610.0 million (subject to certain customary adjustments), payable in cash after taking into account (x) any shares of CPH capital stock that are contributed to Newco in exchange for shares of Newco’s common stock (“Newco common stock”) (valued at $10.20 per share) prior to the consummation of the CPH Merger and (y) any vested options to purchase shares of CPH common stock that are converted into vested options to purchase shares of Newco common stock immediately prior to the closing of the Business Combination. The cash portion of the consideration payable in the CPH Merger is expected to be between $446.9 million and $550.0 million, depending on the number of the Company’s public shares that are redeemed (“Redemptions”) in connection with the closing of the Business Combination (the “Closing”).

Under the Merger Agreement and pursuant to the Industrea Merger, all of the issued and outstanding shares of the Company’s common stock (“Industrea common stock”) will be exchanged on a one-for-one basis for shares of Newco common stock and all of the outstanding warrants to purchase Industrea common stock will be assumed by Newco and be exercisable for an equal number of shares of Newco common stock on the existing terms and conditions of such warrants.

Representations, Warranties and Covenants

The parties to the Merger Agreement have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants with respect to the conduct of the Company and CPH during the period between execution of the Merger Agreement and the Closing.

Conditions to Closing

The Closing is subject to certain conditions, including, among others, (i) approval by the Company’s stockholders of the Merger Agreement and the Business Combination; (ii) delivery by CPH to the Company of a written consent of the stockholders of CPH approving and adopting the Merger Agreement and the CPH Merger within two (2) business days after the date of the Merger Agreement; and (iii) the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Termination

The Merger Agreement may be terminated under certain circumstances, including, among others: (i) by written consent of the Company and the Holder Representative; (ii) by the Company or CPH if the Closing has not occurred on or prior to the date that is 180 days after the execution of the Merger Agreement, unless the willful breach of such party seeking such termination is the primary reason for the Closing not occurring on or before such date; (iii) by CPH any time prior to the receipt of the approval of the Company’s stockholders of the Merger Agreement and the Business Combination, if the Company’s board of directors (x) failed to recommend to the Company’s stockholders that they approve the Merger Agreement and the Business Combination or failed to include such recommendation in the proxy statement/prospectus relating to the special meeting of the Company’s stockholders to be held to approve the Merger Agreement and the Business Combination (the “Special Meeting”), or (y) effected a change in such recommendation; or (iv) by CPH if the Company’s stockholders have not approved the Merger Agreement and the Business Combination at the Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken.

Indemnification

Subject to the limitations set forth in the Merger Agreement, from and after the Closing Date, (i) the Company and its related parties will be indemnified from the amount and any interest accrued thereon held in escrow for purposes of indemnification, from and against any and all losses arising from certain matters, including, among others, (x) breaches of certain specified representations, warranties and covenants of CPH, (y) unpaid transaction expenses and funded debt of CPH, in each case, to the extent not actually included in the calculation of final merger consideration and (z) certain claims by pre-Closing holders of CPH securities, and (ii) the Company and its related parties will, jointly and severally, indemnify the CPH equityholders from and against all losses arising from breaches of certain specified representations, warranties and covenants of Industrea parties.

The foregoing description of the Merger Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, CPH or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Rollovers

U.S. Rollover Agreements

Immediately prior to the closing of the Business Combination, pursuant to agreements (the “Rollover Agreements”) entered into by certain existing holders of CPH’s capital stock and vested options to purchase shares of CPH commons stock (such holders, the “Rollover Holders”), (i) certain Rollover Holders will contribute a portion of their shares of CPH’s capital stock to Newco in exchange for shares of Newco common stock, and (ii) certain such Rollover Holders will convert a portion of their vested options to purchase shares of CPH common stock for vested options to purchase shares of Newco common stock (the “Rollover”). In addition, pursuant to its Rollover Agreement, BBCP Investors, LLC, a Rollover Holder (“Peninsula”) will be entitled to appoint: (i) one additional director to the Newco board of directors if it owns more than 5% of the issued and outstanding shares of Newco common stock post-Closing; (ii) two additional directors to the Newco board of directors if it owns more than 15% of the issued and outstanding shares of Newco common stock post-Closing; and (ii) three additional directors to the Newco board of directors if it owns more than 25% of the issued and outstanding shares of Newco common stock post-Closing. These additional directors, if any, have not yet been identified by Peninsula. In addition, pursuant to the Rollover Agreements, the Company and Newco also agreed to enter into a Stockholders Agreement to, among other things, provide certain registration rights with respect to the shares of Newco common stock issued to the Rollover Holders. The foregoing description of the Rollover does not purport to be complete and is qualified in its entirety by the terms and conditions of the Rollover Agreements, copies of which are filed as Exhibits 10.1 and 10.2 hereto and incorporated by reference herein.

U.K. Share Purchase Agreement

In connection with the Business Combination, pursuant to a Share Purchase Agreement (the “U.K. Share Purchase Agreement”) by and among Newco, certain debt and equity holders (the “U.K. Rollover Investors”) of Camfaud Group Limited (f/k/a Oxford Pumping Holdings Ltd.), a private limited company incorporated under the Laws of England and Wales and an indirect subsidiary of CPH (“Camfaud”), and Lux Concrete Holdings II S.á r.l., a company incorporated in Luxembourg and an indirect subsidiary of CPH (“Lux II”), Lux II has agreed to acquire from the U.K. Rollover Investors all of the outstanding indebtedness owed by Camfaud to the U.K. Rollover Investors as well as all outstanding B ordinary shares of £0.02 each in Camfaud held by the U.K. Rollover Investors, in each case for consideration consisting of cash and/or unsecured loan notes issued to the U.K. Rollover Investors by Lux II, which unsecured loan notes will be exchanged pursuant to the terms of certain put and call options in the form attached to the U.K. Share Purchase Agreement by certain subsidiaries of CPH and Newco and purchased in full at the Closing by Newco in exchange for shares of Newco common stock at a deemed price per share of $10.20. The foregoing description of the U.K. Share Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the U.K. Share Purchase Agreement, a copy of which is filed as Exhibit 10.3 hereto and incorporated by reference herein.

PIPE Financing

Argand Subscription Agreement

In connection with the Merger Agreement, the Company and Newco entered into a subscription agreement (the “Argand Subscription Agreement”) with Argand Partners Fund, LP (the “Argand Investor”), an affiliate of the Company’s sponsor Industrea Alexandria LLC (the “Sponsor”), for the purpose of funding the Business Combination consideration and paying the costs and expenses incurred in connection therewith and offsetting potential redemptions of the Company’s public shares in connection with the Business Combination (“Redemptions”).

Pursuant to the Argand Subscription Agreement, immediately prior to the Closing, the Company will issue to the Argand Investor (i) an aggregate of 5,333,333 shares of Industrea common stock for $10.20 per share, or an aggregate cash purchase price of $54.4 million and (ii) up to an additional 2,450,980 shares of Industrea common stock at $10.20 per share for an aggregate cash purchase price of up to $25.0 million if, and only to the extent that, Redemptions exceed $106.5 million. Such shares of Industrea common stock will become shares of Newco common stock upon the Closing. The Company also agreed to provide certain registration rights with respect to the shares of Industrea common stock issued pursuant to the Argand Subscription Agreement (and corresponding shares of Newco common stock).

The foregoing description of the Argand Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Argand Subscription Agreement, a copy of which is filed as Exhibit 10.4 hereto and incorporated by reference herein.

PIPE Subscription Agreements

In connection with the Merger Agreement, the Company, Newco and the Sponsor entered into subscription agreements (the “PIPE Subscription Agreements”) with two institutional accredited investors for the purpose of funding the Business Combination consideration and paying the costs and expenses incurred in connection therewith.

Pursuant to the first PIPE Subscription Agreement (the “Common Stock Subscription Agreement”), Industrea has agreed to issue and sell to an accredited investor, immediately prior to the Closing, an aggregate of 1,715,686 shares of Industrea common stock at a price of $10.20 per share, or an aggregate cash purchase price of $17.5 million, plus an aggregate of 190,632 additional shares of Industrea common stock the “Utilization Fee Shares”) (in each case, which shares will become shares of Newco common stock upon the Closing) as consideration for such investor’s agreement to purchase Industrea common stock. In connection therewith, the Sponsor has also agreed that upon the Closing it will surrender to the Company for cancellation for no consideration a number of shares of Industrea common stock equal to the number of Utilization Fee Shares.

Pursuant to the second PIPE Subscription Agreement (the “Preferred Stock Subscription Agreement”), Newco has agreed to issue and sell to an accredited investor an aggregate of 2,450,980 shares of Newco’s Series A Zero-Dividend Convertible Perpetual Preferred Stock (the “Series A Preferred Stock”) at a price of $10.20 per share, or an aggregate cash purchase price of $25.0 million (collectively, the “PIPE Financing”). The Series A Preferred Stock will not pay dividends and will be convertible into shares of Industrea common stock at a 1:1 ratio (subject to customary adjustments) at any time following six months after the Closing. Newco will have the right to elect to redeem all or a portion of the Series A Preferred Stock at its election after four years for cash at a redemption price equal to the amount of the principal investment plus an additional cumulative amount that will accrue at an annual rate of 7.0% thereon. In addition, if the volume weighted average price of shares of Newco common stock equals or exceeds $13.00 for 30 consecutive days, then Newco shall have the right to require the holder of the Series A Preferred Stock to convert its Series A Preferred Stock into Newco common stock, at a ratio of 1:1 (subject to customary adjustments).

The Company and Newco have also agreed to provide certain registration rights with respect to the shares of Industrea common stock issued pursuant to the PIPE Subscription Agreements (and the corresponding shares of Newco common stock) and the shares of Newco common stock underlying the Series A Preferred Stock.

The foregoing description of the Common Stock Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Common Stock Subscription Agreement, a form of which is filed as Exhibit 10.5 hereto and incorporated by reference herein. The foregoing description of the Preferred Stock Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Preferred Stock Subscription Agreement, a copy of which is filed as Exhibit 10.6 hereto and incorporated by reference.

Debt Financing

In order to finance a portion of the cash consideration payable in the Business Combination and the costs and expenses incurred in connection therewith, on September 7, 2018, Concrete Merger Sub entered into (i) a debt commitment letter (the “Term Facility Commitment Letter”) with Credit Suisse Loan Funding LLC and Credit Suisse AG (“CS AG”), pursuant to which CS AG agreed to make available to the combined company at the Closing a seven-year term loan facility with an aggregate principal amount of $350.0 million (the “Term Facility”) and (ii) a debt commitment letter (the “ABL Facility Commitment Letter”) with Wells Fargo, National Association (“Wells Fargo”), pursuant to which Wells Fargo agreed to make available to the combined company at the Closing a five-year asset based revolving credit facility in the aggregate committed amount of $60.0 million (together with the Term Facility, the “Debt Financing”).

The foregoing description of the Debt Financing does not purport to be complete and is qualified in its entirety by the terms and conditions of the Term Facility Commitment Letter and the ABL Facility Commitment Letter, copies of which are filed as Exhibits 10.7 and 10.8 hereto and incorporated by reference herein.

Backstop

Under the Merger Agreement and related agreements (including certain of the Rollover Agreements), Redemptions, if any, will be offset in the following manner: (i) the first $106.5 million of Redemptions will be offset using proceeds from the Debt and the PIPE Financing; (ii) the next $25.0 million of Redemptions will be offset by the sale to the Argand Investor of Industrea common stock at $10.20 per share under the Argand Subscription Agreement; and (iii) any remaining Redemptions will be offset by the contribution by Peninsula of additional shares of CPH’s capital stock to Newco in exchange for additional shares of Newco common stock, with the Sponsor forfeiting to Industrea for cancellation a number of shares of Class B common stock, par value $0.0001, of the Company (“Founder Shares”) equal to 10% of the number of shares issued to Peninsula under this clause (iii) (such that the net dilutive effect of such sale is equivalent to a sale price of $10.20).

Expense Reimbursement Letter

As a condition to each of CPH’s and Peninsula’s execution and delivery of the Merger Agreement and a Rollover Agreement, respectively, the Argand Investor has agreed, pursuant to an expense reimbursement letter (the “Expense Reimbursement Letter”), to reimburse CPH for up to $3,000,000 of documented out-of-pocket fees and expenses that are payable to third party service providers engaged by CPH or its subsidiaries in connection with the transactions contemplated by the Merger Agreement and Peninsula’s Rollover Agreement and the preparation and negotiation of the Merger Agreement if the Merger Agreement is terminated by CPH pursuant to the termination provisions of the Merger Agreement relating to (i) uncured breaches of any representation, warranty, covenants or agreements or failure to consummate the Business Combination by the Industrea parties, (ii) failure of the Company’s board of directors to recommend to its stockholders that Industrea Stockholder Approval (as defined in the Merger Agreement) be given, failing to include such recommendation in the registration statement on Form S-4 that will include the proxy statement/prospectus to be sent to the stockholders of the Company for the special meeting of the Company’s stockholders to be held to approve the Business Combination (the “Special Meeting”), or effecting a change in such recommendation, or (iii) failure to obtain the Industrea Stockholder Approval at the Special Meeting.

Pursuant to the Expense Reimbursement Letter, at the Rollover Closing (as defined in Peninsula’s Rollover Agreement), the Sponsor has agreed to surrender and the Company will cancel for no consideration, a number of Founder Shares (or at the Sponsor’s option, shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A common stock”) equal to ten percent (10%) of the aggregate number of shares of Newco common stock issued to Peninsula, if any, pursuant to Peninsula’s agreement to offset Redemptions pursuant to its Rollover Agreement.

In addition, in the event Peninsula is required to fund any amount to offset Redemptions in accordance with its Rollover Agreement, the Sponsor has agreed to waive the conversion adjustment set forth in the Company’s amended and restated certificate of incorporation (the “Charter”) with respect to the Founder Shares such that all Founder Shares will be convertible into shares of Class A common stock on a one-for-one basis. In the event Peninsula is not required to fund any amount to offset Redemptions in accordance with its Rollover Agreement, the conversion adjustment set forth in the Charter will be limited such that the maximum total number of additional shares of Class A common stock that the holders of the Founder Shares receive as a result of any conversion of the Founder Shares into shares of Class A common stock in excess of the total number of shares of Class A common stock that the holders of Founder Shares would receive as a result of a conversion of the Founder Shares on a one-for-one basis will be the sum of (i) 1,523,965 plus (ii) 25% of the total number of shares of Class A common stock purchased by the Argand Investor pursuant to its obligation to offset up to $25.0 million of Redemptions under the Argand Subscription Agreement.

The foregoing description of the Expense Reimbursement Letter does not purport to be complete and is qualified in its entirety by the terms and conditions of the Expense Reimbursement Letter, a copy of which is filed as Exhibit 10.9 hereto and incorporated by reference herein.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of Industrea common stock is incorporated by reference herein. The common stock issuable in connection with the transactions contemplated by the Business Combination will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure.

On September 7, 2018, the Company issued a press release announcing the execution of the Merger Agreement. A copy of the press release is furnished as Exhibit 99.1 hereto.

Furnished as Exhibit 99.2 is a copy of an investor presentation to be used by the Company in connection with the Business Combination.

The Company and CPH also held a conference call at 4:30 p.m. Eastern time on September 7, 2018 to discuss the Business Combination. A copy of the script for the call is furnished as Exhibit 99.3 hereto.

The information in this Item 7.01 and Exhibits 99.1, 99.2 and 99.3 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, Newco intends to file a Registration Statement on Form S-4, which will include a preliminary proxy statement/prospectus of the Company. The Company will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about CPH, the Company and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Industrea Acquisition Corp., 28 West 44th Street, Suite 501, New York, NY 10036, Attention: Secretary, (212) 871-1107.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Industrea Acquisition Corp., 28 West 44th Street, Suite 501, New York, NY 10036, Attention: Secretary, (212) 871-1107. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

CPH and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus for the Business Combination when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and CPH’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and CPH’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and CPH’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (2) the outcome of any legal proceedings that may be instituted against the Company and CPH following the announcement of the Merger Agreement and the Business Combination; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of the Company or other conditions to closing in the Merger Agreement; (4) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (5) the inability to obtain or maintain the listing of the shares of common stock of the post-acquisition company on The Nasdaq Stock Market following the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that CPH or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in the proxy statement relating to the Business Combination, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of September 7, 2018, by and between Industrea Acquisition Corp., Concrete Pumping Holdings Acquisition Corp., Concrete Pumping Intermediate Acquisition Corp., Concrete Pumping Merger Sub Inc., Industrea Acquisition Merger Sub Inc., Concrete Pumping Holdings, Inc. and PGP Investors, LLC, as the Holder Representative,
10.1	Non-Management Rollover Agreement, dated September 7, 2018, by and among Concrete Pumping Holdings Acquisition Corp., Industrea Acquisition Corp. and the Rollover Holders party thereto.
10.2	Management Rollover Agreement, dated September 7, 2018, by and among Concrete Pumping Holdings Acquisition Corp., Industrea Acquisition Corp. and the Rollover Holders party thereto.
10.3	U.K. Share Purchase Agreement, dated September 7, 2018, by and among Lux Concrete Holdings II S.á r.l., Concrete Pumping Holdings Acquisition Corp. and the Vendors party thereto.
10.4	Argand Subscription Agreement, dated September 7, 2018, by and among Industrea Acquisition Corp., Concrete Pumping Holdings Acquisition Corp. and Argand Partners Fund, LP.
10.5	Form of Common Stock Subscription Agreement.
10.6	Preferred Stock Subscription Agreement, dated September 7, 2018, by and among Concrete Pumping Holdings Acquisition Corp., Industrea Acquisition Corp. and Nuveen Alternatives Advisors, LLC.
10.7	Commitment Letter, dated September 7, 2018, by and among Concrete Pumping Merger Sub Inc., Credit Suisse Loan Funding LLC and Credit Suisse AG.
10.8	Commitment Letter, dated 7, 2018, by and among Concrete Pumping Merger Sub Inc., and Wells Fargo Bank, National Association.
10.9	Expense Reimbursement Letter, dated September 7, 2018, by and among Argand Partners Fund, LP, Industrea Alexandria LLC, Industrea Acquisition Corp., Concrete Pumping Holdings, Inc. and BBCP Investors, LLC.
99.1	Press Release, dated September 7, 2018.
99.2	Investor Presentation, dated September 2018.
99.3	Conference Call Script

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INDUSTREA ACQUISITION CORP.

	By:	/s/ Howard D. Morgan
Name: Howard D. Morgan
Title: Chief Executive Officer

Dated: September 7, 2018